UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip Retirement and Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Precision Strip Retirement and Savings Plan

Minster, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Precision Strip Retirement and Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Company Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2007.

Los Angeles, California

June 14, 2019

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2018	2017
Assets
Investments at fair value:
Interest-bearing cash	$200,146	$150,557
Money market fund	3,701,116	2,889,558
Mutual funds	201,774,613	217,422,680
Reliance Steel & Aluminum Co. common stock	4,588,757	5,220,836
Common collective trust	12,979,666	11,665,770
Total investments at fair value	223,244,298	237,349,401

Receivables:
Notes receivable from participants	5,482,844	5,697,435
Other receivables	374	69,271
Total receivables	5,483,218	5,766,706

Total assets	228,727,516	243,116,107

Liabilities
Other payables	—	120,865
Total liabilities	—	120,865

Net assets available for benefits	$228,727,516	$242,995,242

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2018
Additions
Income:
Interest and dividends	$17,731,857
Interest on notes receivable from participants	271,811
Total income	18,003,668

Contributions:
Employer, net of forfeitures	7,696,081
Participant	5,295,214
Rollover	150,897
Total contributions, net	13,142,192

Revenue sharing program credits	75,000

Total additions	31,220,860

Deductions
Net depreciation in fair value of investments	32,935,356
Benefits paid to participants and beneficiaries	12,525,567
Administrative expenses	27,663
Total deductions	45,488,586

Net decrease	(14,267,726)

Net assets available for benefits, beginning of year	242,995,242

Net assets available for benefits, end of year	$228,727,516

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

The following description of the Precision Strip Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Precision Strip Inc. (the “Company”), a wholly owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly owned subsidiary of Precision Strip Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments. The Plan is administered by the Reliance Steel & Aluminum Co. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

Participation

During the 2018 Plan year, eligible employees could enroll into the Plan on the first day of the calendar quarter following three months of employment. The Plan’s recordkeeper automatically enrolls eligible employees into the Plan with an initial deferral contribution of 4% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage automatically increases annually by 2% (up to a maximum of 10%), unless elected otherwise by the participant.

Effective April 1, 2019, eligible employees may enroll into the Plan following three months of employment.

Contributions

Participants may defer up to 50% of eligible compensation into the Plan on a pre-tax basis, subject to federal limits. The Plan also allows the Company to make employer profit sharing contributions, which are discretionary. Eligible participants who complete 1,000 hours of service are eligible to receive the employer contribution.

Effective April 1, 2019, participants can make Roth 401(k) contributions on an after-tax basis, subject to federal limits.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. For the year ended December 31, 2018, forfeitures of $201,325 were used to reduce the Company’s contributions. Forfeited nonvested accounts totaled $706 and $857 at December 31, 2018 and 2017, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. Interest rates on notes receivable from participants as of December 31, 2018 ranged from 4.25% to 6.00% and mature through November 2028. Interest earned is recorded on an accrual basis as interest on notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan Document.

Administrative Expenses

Loan administration, overnight postage and short-term trading fees are charged by the Trustee directly to the account balance of the applicable participants. These expenses totaled $27,663 for the year ended December 31, 2018.

Participant maintenance-related expenses, non-investment costs and administrative expenses of the Plan are not reflected in the accompanying financial statements as they are paid by the Company and constitute exempt party-in-interest transactions under ERISA.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing credits are invested in the money market fund until allocated to Plan participants. Revenue sharing credits, if any, are allocated on a quarterly basis equally to participant accounts with a balance as of the end of each quarter. The revenue sharing program credits for the year ended December 31, 2018 were $75,000.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), contract value is the relevant measure for investment contracts held by a defined-contribution plan that meet the fully benefit-responsive investment contract criteria. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio Class 2, which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), a common collective trust and a unitized employer common stock fund. Registered investment companies (mutual funds) and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value (“NAV”) of the shares held by the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Fidelity Managed Income Portfolio Class 2, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., termination of the Fidelity Managed Income Portfolio Class 2, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is presented in the accompanying Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.

Risks and Uncertainties

The Plan invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Recently Issued Accounting Pronouncements

In January 2016, the FASB issued accounting guidance that changes the recognition, measurement, presentation and disclosure of certain financial assets and liabilities. The new accounting guidance is effective for the 2019 Plan year. The adoption of these accounting changes is not expected to have a material impact on the Plan’s financial statements.

3.	Investments

Participants may invest in certain investments offered by the Trustee,  including a unitized employer common stock fund that consists principally of Reliance Steel & Aluminum Co. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2018 and 2017, the Plan held 231,023 and 219,797 units of the Reliance Steel Stock Fund with fair values of $4,789,277 and $5,319,799, respectively. As of December 31, 2018, the Reliance Steel Stock Fund consisted of 64,476 shares of Reliance Steel & Aluminum Co. common stock with a fair value of $4,588,757, interest-bearing cash of $200,146 and other receivables of $374. As of December 31, 2017, the Reliance Steel Stock Fund consisted of 60,856 shares of Reliance Steel & Aluminum Co. common stock with a fair value of $5,220,836, interest-bearing cash of $150,557, other receivables of $69,271 and other payables of $120,865.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2018 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

4.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2018 and 2017:

December 31, 2018	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$200,146	$—	$—	$200,146
Money market fund	3,701,116	—	—	3,701,116
Mutual funds	201,774,613	—	—	201,774,613
Reliance Steel & Aluminum Co. common stock	4,588,757	—	—	4,588,757

Total assets in the fair value hierarchy	210,264,632	—	—	210,264,632

Common collective trust measured at NAV				12,979,666

Total investments at fair value	$210,264,632	$—	$—	$223,244,298

December 31, 2017	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$150,557	$—	$—	$150,557
Money market fund	2,889,558	—	—	2,889,558
Mutual funds	217,422,680	—	—	217,422,680
Reliance Steel & Aluminum Co. common stock	5,220,836	—	—	5,220,836

Total assets in the fair value hierarchy	225,683,631	—	—	225,683,631

Common collective trust measured at NAV				11,665,770

Total investments at fair value	$225,683,631	$—	$—	$237,349,401

The Plan’s investments that are measured at fair value on a recurring basis, including the money market fund, mutual funds and common stock are classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan’s investment in the common collective trust is measured at fair value using the NAV practical expedient. The fair value of the common collective trust is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Plan’s total investments at fair value.

5.	Party-in-Interest Transactions

Certain of the Plan’s investments include shares in mutual and money market funds, and an interest in a common collective trust that are managed by the Trustee.  The Plan also invests in shares of Reliance Steel & Aluminum Co. common stock through the unitized employer common stock fund. These transactions qualify as exempt party-in-interest transactions. Additionally, loans to Plan participants and the Company’s compensation of the employees who perform certain administrative functions of the Plan also qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Internal Revenue Service (“IRS”)  issued an advisory letter dated March 31, 2014 confirming the tax qualification status of the volume submitter plan document adopted by the Plan. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the Internal Revenue Code and therefore is tax qualified.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Plan is no longer subject to U.S. federal tax examinations for years before 2015.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	Year Ended December 31,
	2018	2017
Net assets available for
benefits as reported on the Form 5500	$228,589,735	$242,962,012
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	137,781	33,230
Net assets available for benefits as reported
on the accompanying financial statements	$228,727,516	$242,995,242

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2018
Net decrease in net assets available for benefits as
reported on the Form 5500	$(14,372,277)
Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	(33,230)
End of year	137,781
Net decrease in net assets available for benefits as
reported on the accompanying financial statements	$(14,267,726)

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual funds:
*	Fidelity Investments	Fidelity® 500 Index Fund	a	$20,452,308
*	Fidelity Investments	Fidelity® Dividend Growth Fund - Class K	a	19,948,504
*	Fidelity Investments	Fidelity Freedom® 2035 Fund - Class K	a	16,893,771
	Neuberger Berman	Neuberger Berman Genesis Fund R6	a	15,500,233
*	Fidelity Investments	Fidelity Freedom® 2025 Fund - Class K	a	13,867,093
*	Fidelity Investments	Fidelity Freedom® 2030 Fund - Class K	a	13,645,297
*	Fidelity Investments	Fidelity Freedom® 2040 Fund - Class K	a	10,690,162
*	Fidelity Investments	Fidelity Freedom® 2045 Fund - Class K	a	10,018,888
	PIMCO	PIMCO Total Return Institutional Class	a	8,511,387
*	Fidelity Investments	Fidelity® Diversified International Fund - Class K	a	8,162,391
	American Funds	American Funds The Growth Fund of America® Class R-6	a	7,367,849
*	Fidelity Investments	Fidelity Freedom® 2020 Fund - Class K	a	7,242,751
*	Fidelity Investments	Fidelity Freedom® 2050 Fund - Class K	a	6,671,796
*	Fidelity Investments	Fidelity® Contrafund® - Class K	a	6,660,326
*	Fidelity Investments	Fidelity Freedom® 2055 Fund - Class K	a	4,934,692
*	Fidelity Investments	Fidelity® Puritan® Fund - Class K	a	3,795,838
	American Beacon	American Beacon Large Cap Value Fund Institutional Class	a	3,399,523
	Janus Funds	Janus Henderson Forty T	a	2,534,317
	Morgan Stanley	Morgan Stanley Institutional Fund Trust Discovery Portfolio Class IS	a	2,507,548
*	Fidelity Investments	Fidelity® Total Market Index Fund	a	2,144,036
	The Royce Funds	Royce Opportunity Fund Institutional Class	a	2,063,146
*	Fidelity Investments	Fidelity Freedom® 2060 Fund - Class K	a	1,724,639
*	Fidelity Investments	Fidelity® Low-Priced Stock Fund - Class K	a	1,724,452
*	Fidelity Investments	Fidelity® Fund - Class K	a	1,559,163
	The Hartford Mutual Funds	Hartford Small Company HLS Fund Class IA	a	1,529,839
*	Fidelity Investments	Fidelity® Value Fund - Class K	a	1,187,293
*	Fidelity Investments	Fidelity® Mid-Cap Stock Fund - Class K	a	1,178,164
*	Fidelity Investments	Fidelity® Equity-Income Fund - Class K	a	1,156,348
*	Fidelity Investments	Fidelity® Intermediate Treasury Bond Index Fund	a	1,049,948
*	Fidelity Investments	Fidelity® Intermediate Bond Fund	a	1,009,699
*	Fidelity Investments	Fidelity® Global ex U.S. Index Fund	a	922,769
*	Fidelity Investments	Fidelity Freedom® 2015 Fund - Class K	a	781,020
*	Fidelity Investments	Fidelity Freedom® Income Fund - Class K	a	752,069
*	Fidelity Investments	Fidelity Freedom® 2010 Fund - Class K	a	169,224
*	Fidelity Investments	Fidelity Freedom® 2005 Fund - Class K	a	18,130

		Total mutual funds		$201,774,613

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Common collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio Class 2	a	$12,841,885

	Money market fund:
*	Fidelity Investments	Fidelity® Investments Money Market Government Portfolio — Institutional Class	a	3,701,116

	Common stock:
*	Reliance Steel & Aluminum Co.	64,476 shares	a	4,588,757

	Interest-bearing cash:
*	Fidelity Investments	Cash	a	200,146

	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 4.25% to
		6.00%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	November 2028	—	5,482,844

			Total	$228,589,361

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP RETIREMENT
AND SAVINGS PLAN

Dated: June 14, 2019	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP